SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Guitar Center, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

402040 10 9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 402040 10 9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MARTIN ALBERTSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions Before Filling Out!)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 612,382

	6.	Shared Voting Power 567,915

	7.	Sole Dispositive Power 612,382

	8.	Shared Dispositive Power 567,915

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,180,297

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Guitar Center, Inc. (the “Issuer”)
	(b)	Address of Issuer's Principal Executive Offices 5795 Lindero Canyon Road, Westlake Village, CA 91362

Item 2.
	(a)	Name of Person Filing Martin Albertson ("Mr. Albertson")
	(b)	Address of Principal Business Office or, if none, Residence c/o Guitar Center, Inc., 5795 Lindero Canyon Road, Westlake Village, CA 91361
	(c)	Citizenship United States
	(d)	Title of Class of Securities This information statement relates to the Common Stock, $.01 par value, of the Issuer (the "Common Stock").
	(e)	CUSIP Number 402040 10 9.

Item 3.	If this statement is filed pursuant to Rule.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership
	(a)	Amount beneficially owned:

Mr. Albertson beneficially owns 1,180,297 shares of Common Stock.  The shares shown in items 6, 8, and 9 of the cover page for Mr. Albertson include the following: (1) 462,711 shares of Common Stock held by a trust for the benefit of Mr. Albertson and his spouse for which Mr. Albertson and his spouse serve as co-trustees; (2) 52,602 shares of Common Stock held in trust for the benefit of Mr. Albertson and one of his children for which Mr. Albertson serves as trustee; and (3) 52,602 shares of Common Stock held in trust for the benefit of Mr. Albertson's spouse and one of his children for which Mr. Albertson serves as trustee.

The shares shown in items 5, 7 and 9 of the cover page for Mr. Albertson include the following: (1) 100,210 shares issuable upon the exercise of a currently exercisable option granted to Mr. Albertson by affiliates of J.P. Morgan Partners, LLC, Wells Fargo Small Business Investment Company, Inc. and Weston Presido Capital II, L.P.; (2) 397,985 shares issuable upon the exercise of a currently exercisable option granted to Mr. Albertson by the Issuer; (3) 66,667 shares issuable upon the exercise of options granted to Mr. Albertson by the Issuer that are currently excercisable or that become exercisable within 60 days of December 31, 2002; and (4) 47,520 shares of Common Stock held by a limited partnership for which Mr. Albertson is a general partner.

	(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See item 5 of cover page.
(ii) Shared power to vote or to direct the vote See item 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of See item 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of See item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date
/s/ Martin Albertson
Signature
Martin Albertson
Name/Title